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ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

   (b.) Reports on Form 8-K.

          On January 30, 2001, the Company filed a Current Report on Form 8-K under Item 5 that described the following events:

        Industrial Shipping Containers Acquisition:

          An amendment to the October 27, 2000 definitive agreement to purchase the Industrial Packaging Division of Royal Packaging Industries Van Leer N.V., a Netherlands limited liability company, from Huhtamaki Van Leer Oyj, a Finnish corporation for $555 million less the amount of Van Leer
        Industrial's debt and certain other obligations as of the closing date.

        Sale and Purchase of Timber Properties:

          On December 21, 2000, the Company sold certain hardwood timberlands situated in Arkansas, Mississippi and Louisiana for $44.4 million. As such, the Company recognized a gain of $43.0 million during the first quarter of 2001 related to this transaction. In a related agreement signed in December 2000, the Company agreed to sell other hardwood timberlands for $30.0 million in March 2001.

          On December 21, 2000, the Company purchased certain softwood timberlands situated in Louisiana for $42.8 million. In a related agreement signed in December 2000, the Company agreed to purchase other softwood timberlands for $43.1 million in March 2001.

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                                SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                                         Greif Bros. Corporation
                                         (Registrant)


Date:  March 13, 2001                    /s/ Kenneth E. Kutcher
                                         Kenneth E. Kutcher
                                         Chief Financial Officer and Secretary
                                         (Duly Authorized Signatory)